UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2020

Commission File Number: 001-38049

Azul S.A.

(Name of Registrant)

Edifício Jatobá, 8th floor, Castelo Branco Office Park

Avenida Marcos Penteado de Ulhôa Rodrigues, 939

Tamboré, Barueri, São Paulo, SP 06460-040, Brazil.

+55 (11) 4831 2880

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                     No ☒

Traffic Release March | 2020

Azul Reports March 2020 Traffic

São Paulo, April 7, 2020 – Azul S.A., “Azul”, (B3: AZUL4, NYSE: AZUL), the largest airline in Brazil by number of cities served and flight departures, announces today its preliminary traffic results for March 2020.

Consolidated passenger traffic (RPKs) decreased 24.6% compared to March 2019 on a capacity decrease (ASKs) of 17.2%, resulting in a load factor of 73.5%, 7.3 percentage point lower than the same period in 2019.

“During the first two weeks of March we saw healthy demand trends with passenger traffic up 20% year-over-year. Since then we reacted very fast to the changing environment related to the Covid-19 pandemic, with system-wide capacity down over 50% year-over-year for the last two weeks of March. From March 25th to April 30th we expect to operate 70 non-stop flights per day to 25 cities, representing a 90% capacity reduction year over year”, said John Rodgerson, Azul’s CEO.

About Azul

Azul S.A. (B3: AZUL4, NYSE: AZUL), the largest airline in Brazil by number of flight departures and cities served, offers 916 daily flights to 116 destinations. With an operating fleet of 140 aircraft and more than 13,000 crewmembers, the Company has a network of 249 non-stop routes as of December 31, 2019. In 2019, Azul was awarded best airline in Latin America by TripAdvisor Travelers’ Choice and also best regional carrier in South America for the ninth consecutive time by Skytrax. Additionally, in 2019, Azul ranked among the top ten most on–time low-cost carriers in the world, according to OAG. For more information visit www.voeazul.com.br/ir.

Glossary

Revenue Passenger Kilometers (RPK)

One-fare paying passenger transported one kilometer. RPK is calculated by multiplying the number of revenue passengers by the number of kilometers flown.

Traffic Release March | 2020

Available Seat Kilometers (ASK)

Number of aircraft seats multiplied by the number of kilometers flown.

Contact

Investor Relations

Tel: +55 11 4831 2880

invest@voeazul.com.br

Media Relations

Tel: +55 11 4831 1245

imprensa@voeazul.com.br

This traffic release includes estimates and forward-looking statements within the meaning of the U.S. federal securities laws. These estimates and forward-looking statements are based mainly on our current expectations and estimates of future events and trends that affect or may affect our business, financial condition, results of operations, cash flow, liquidity, prospects and the trading price of our preferred shares, including in the form of ADSs. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to many significant risks, uncertainties and assumptions and are made in light of information currently available to us. In addition, in this release, the words “may,” “will,” “estimate,” “anticipate,” “intend,” “expect,” “should” and similar words are intended to identify forward-looking statements. You should not place undue reliance on such statements, which speak only as of the date they were made. Azul is not under the obligation to update publicly or to revise any forward-looking statements after we distribute this press release because of new information, future events or other factors.  Our independent public auditors have neither examined nor compiled the forward-looking statements and, accordingly, do not provide any assurance with respect to such statements.  In light of the risks and uncertainties described above, the future events and circumstances discussed in this release might not occur and are not guarantees of future performance. Because of these uncertainties, you should not make any investment decision based upon these estimates and forward-looking statements.

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    April 7, 2020

                                                                                                                Azul S.A.

                                                                                                                By:   /s/ Alexandre Wagner Malfitani
                                                                                                                Name: Alexandre Wagner Malfitani
                                                                                                                Title: Chief Financial Officer